Contact

www.linkedin.com/in/dutch-macdonald (LinkedIn)
www.bcg.com/ (Company)
www.bcg.com/capabilities/digital-technology-data/digital-products (Company)
www.bcg.com/about/people/experts/dutch-macdonald (Company)

Top Skills

Strategic Thinking
Cross-functional Team Leadership
Cross Functional Team Building

Languages

French

Dutch MacDonald

Managing Director at BCG Platinion | Digital & Design Leader | Human-Centered Design | Customer Experience | Tech For Good

Pittsburgh, Pennsylvania, United States

Summary

I am a digital transformation executive and seasoned design strategist leading the design, execution, and scaling of digital products and services. I am passionate about innovation that is anchored in customer- and employee-experience (CX/EX) and end-to-end journeys, delivered with an agile methodology. Some highlights of my experience include:

• Expertise in driving engagement across channels and touchpoints —human, physical, digital, and virtual-in B2B, B2C, and B2B2C
• Proven expert in the application of human-centered design and design thinking with C-suite—CEO, CMO, CDO, CXO, CIO—clients
• Background in both physical architecture and digital design, with a focus on sustainability by design
• Unique ability to create exceptional experiences that advance strategic objectives
• Execution-oriented with demonstrated ability to ignite innovations and drive them to market
• Successfully led the delivery of hundreds of design and digital projects across industries-automotive/mobility, healthcare, finance, industrial goods, CPG, real estate, and retail
• Entrepreneurial, agile, data-driven approach to delivering new growth
• Consistently outperform individual revenue targets and business revenue and profit targets
• Respected and collaborative leader that builds support for innovations and initiatives
• Passionate builder of diverse, cross-functional, high-performing, teams with outstanding upward feedback

My work has focused on building innovation ecosystems and driving CX transformation. Throughout my career, I have pushed the edge of the possible with a bias to action. I believe that by using design, technology, and data, we can improve people's lives, solve some

of the most pressing problems encountered by organizations, and transform the way we live, work, and play.

Experience

BCG Platinion

5 years 4 months

Managing Director

July 2019 - Present (3 years 4 months)

Pittsburgh, PA

As a Managing Director at BCG Platinion, I lead business development and execution of digital products and services for Fortune 500 companies across industries. I am the Global Lead for Design at BCG Platinion, and have generated a unified design approach to drive customer and employee experience (CX/EX) offerings across BCG worldwide and developed offerings that accelerate digital transformation through a human-centered approach.

Office Leader, BCG Pittsburgh

May 2019 - Present (3 years 6 months)

Pittsburgh, Pennsylvania, United States

I am a member of the North American Leadership Team reporting to the CEO and the Office Leader for the BCG Pittsburgh office that launched in July 2019. I am responsible for building a new management consulting team in parallel with existing digital team.

Digital Director

July 2017 - June 2019 (2 years)

As Digital Director at BCG Platinion, I was responsible for establishing BCG's digital product and service capability as part of the Platinion North America core MD team. I led the successful post-acquisition integration of the MAYA Design team into BCG, retaining 75% of the original staff at the 3-year mark.

Carnegie Museum of Art

Advisory Board Member

January 2017 - Present (5 years 10 months)

Pittsburgh, Pennsylvania, United States

I am member of the Carnegie Museum of Arts 's Advisory Board and the current Chair of Strategic Planning Committee. At CMoA, we create experiences that connect people to art, ideas, and one another.

SmallChange.co

Advisor

June 2016 - Present (6 years 5 months)

Pittsburgh, Pennsylvania, United States

I am an advisor to the fintech start-up Small Change, which is a real estate crowdfunding platform matching developers of impactful real estate project with every day investors who want to make change.

MAYA Design

9 years 6 months

President & CEO

April 2014 - July 2017 (3 years 4 months)

As President and CEO of MAYA Design, I led a highly-skilled, interdisciplinary team that worked at the intersection of complex, information-rich technology and human experience. I had overall responsibility for firm performance and strategy, and led the acquisition of MAYA Design by the Boston Consulting Group.

COO & VP of Operations

February 2008 - March 2014 (6 years 2 months)

Serving as chief operating officer for over 6 years, I established a strong track record of year-over-year growth, operational excellence, and client diversification, while also leading MAYA's Creative Environment consulting practice focusing on IoT. I drove the strategy and execution for the spinout of four companies incubated through internal R&D efforts, leading to two acquisitions, one by The Nielsen Company and one by Indiegogo.

Carnegie Mellon University

Adjunct Associate Professor

August 2006 - December 2010 (4 years 5 months)

School of Architecture

I developed and taught Issues of Practice, a required fifth-year course focusing on career development, professional concerns and the translation of design into a built structure.

EDGE studio

Principal & Vice President

March 1995 - February 2008 (13 years)

Pittsburgh, Pennsylvania, United States

I was a founding partner at EDGE studio, directing architecture and technology projects from concept design through construction of up to $40M. I was the partner in charge of operations, including business development, contract negotiation, finance, and staff. The firm was consistently recognized as an innovation-leading architecture firm by the American Institute of Architects. EDGE studio was acquired by GBBN Architects.

Carnegie Mellon University
Adjunct Associate Professor
August 1998 - May 2002 (3 years 10 months)
School of Architecture

I taught architecture design studio to sophomore architecture students, focusing on composition and materiality.

Education

Carnegie Mellon University
Bachelor of Architecture (BArch), Architecture and Design · (1986 - 1991)

Ecole polytechnique fédérale de Lausanne
Architecture · (1989 - 1990)